CUSIP NO. 92763W103	13D	Page 1 of 22

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 5)

Vipshop Holdings Limited

(Name of Issuer)

American Depositary Shares (ADS), each representing

One-Fifth Class A Ordinary Share, par value $0.0001 per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 92763W103	13D	Page 2 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,571,855 Class A ordinary shares (“Ordinary Shares”) represented by 981,361 Ordinary Shares and 2,952,470 American Depositary Shares (“ADSs”), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,571,855 Ordinary Shares represented by 981,361 Ordinary Shares and 2,952,470 ADSs, except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,571,855
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 3 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
24,759 Ordinary Shares represented by 5,253 Ordinary Shares and 97,530 ADSs, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
24,759 Ordinary Shares represented by 5,253 Ordinary Shares and 97,530 ADSs, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,759
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 4 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,721,017 Ordinary Shares represented by 986,614 Ordinary Shares and 3,672,013 ADSs, of which 622,013 ADSs are directly owned by GP V, 981,361 Ordinary Shares and 2,952,470 ADSs are directly owned by DCM V and 5,253 Ordinary Shares and 97,530 ADSs are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,721,017 Ordinary Shares represented by 986,614 Ordinary Shares and 3,672,013 ADSs, of which 622,013 ADSs are directly owned by GP V, 981,361 Ordinary Shares and 2,952,470 ADSs are directly owned by DCM V and 5,253 Ordinary Shares and 97,530 ADSs are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,721,017
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 5 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,721,017 Ordinary Shares represented by 986,614 Ordinary Shares and 3,672,013 ADSs, of which 622,013 ADSs are directly owned by GP V, 981,361 Ordinary Shares and 2,952,470 ADSs are directly owned by DCM V and 5,253 Ordinary Shares and 97,530 ADSs are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole voting power with respect to such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,721,017 Ordinary Shares represented by 986,614 Ordinary Shares and 3,672,013 ADSs, of which 622,013 ADSs are directly owned by GP V, 981,361 Ordinary Shares and 2,952,470 ADSs are directly owned by DCM V and 5,253 Ordinary Shares and 97,530 ADSs are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,721,017
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 92763W103	13D	Page 6 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,909,660 Ordinary Shares represented by 842,740 Ordinary Shares and 10,334,600 ADSs, except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,909,660 Ordinary Shares represented by 842,740 Ordinary Shares and 10,334,600 ADSs, except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,909,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 7 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,022,542 Ordinary Shares represented by 842,740 Ordinary Shares and 10,899,010 ADSs, of which 564,410 ADSs are directly owned by Hybrid Fund DGP, and 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,022,542 Ordinary Shares represented by 842,740 Ordinary Shares and 10,899,010 ADSs, of which 564,410 ADSs are directly owned by Hybrid Fund DGP, and 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,022,542
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 8 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,022,542 Ordinary Shares represented by 842,740 Ordinary Shares and 10,899,010 ADSs, of which 564,410 ADSs are directly owned by Hybrid Fund DGP, and 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole voting power with respect to such shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,022,542 Ordinary Shares represented by 842,740 Ordinary Shares and 10,899,010 ADSs, of which 564,410 ADSs are directly owned by Hybrid Fund DGP, and 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,022,542
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 92763W103	13D	Page 9 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM VI, L.P. (“DCM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
49,832 Ordinary Shares represented by 249,161 ADSs, except that DCM Investment Management VI, L.P. (“GP VI”), the general partner of DCM VI, and DCM International VI, Ltd. (“UGP VI”), the general partner of GP VI, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of UGP VI, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
49,832 Ordinary Shares represented by 249,161 ADSs, except that GP VI, the general partner of DCM VI, and UGP VI, the general partner of GP VI, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,832
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 10 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management VI, L.P. (“GP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
49,832 Ordinary Shares represented by 249,161 ADSs, which are directly owned by DCM VI. GP VI, the general partner of DCM VI, and UGP VI, the general partner of GP VI, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of UGP VI, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
49,832 Ordinary Shares represented by 249,161 ADSs, which are directly owned by DCM VI. GP VI, the general partner of DCM VI, and UGP VI, the general partner of GP VI, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,832
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 92763W103	13D	Page 11 of 22

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International VI, Ltd. (“UGP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
49,832 Ordinary Shares represented by 249,161 ADSs, which are directly owned by DCM VI. GP VI, the general partner of DCM VI, and UGP VI, the general partner of GP VI, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of UGP VI, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
49,832 Ordinary Shares represented by 249,161 ADSs, which are directly owned by DCM VI. GP VI, the general partner of DCM VI, and UGP VI, the general partner of GP VI, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,832
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 92763W103	13D	Page 12 of 22

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		4,793,391 Ordinary Shares, represented by 1,829,354 Ordinary Shares and 14,820,184 ADSs, of which 981,361 Ordinary Shares and 2,952,470 ADSs are directly owned by DCM V, 5,253 Ordinary Shares and 97,530 ADSs are directly owned by Aff V, 622,013 ADSs are directly owned by GP V, 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund, 564,410 ADSs are directly owned by Hybrid Fund DGP and 249,161 ADSs are directly owned by DCM VI. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		4,793,391 Ordinary Shares, represented by 1,829,354 Ordinary Shares and 14,820,184 ADSs, of which 981,361 Ordinary Shares and 2,952,470 ADSs are directly owned by DCM V, 5,253 Ordinary Shares and 97,530 ADSs are directly owned by Aff V, 622,013 ADSs are directly owned by GP V, 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund, 564,410 ADSs are directly owned by Hybrid Fund DGP and 249,161 ADSs are directly owned by DCM VI. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,793,391
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 13 of 22

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
4,793,391 Ordinary Shares, represented by 1,829,354 Ordinary Shares and 14,820,184 ADSs, of which 981,361 Ordinary Shares and 2,952,470 ADSs are directly owned by DCM V, 5,253 Ordinary Shares and 97,530 ADSs are directly owned by Aff V, 622,013 ADSs are directly owned by GP V, 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund, 564,410 ADSs are directly owned by Hybrid Fund DGP and 249,161 ADSs are directly owned by DCM VI. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
4,793,391 Ordinary Shares, represented by 1,829,354 Ordinary Shares and 14,820,184 ADSs, of which 981,361 Ordinary Shares and 2,952,470 ADSs are directly owned by DCM V, 5,253 Ordinary Shares and 97,530 ADSs are directly owned by Aff V, 622,013 ADSs are directly owned by GP V, 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund, 564,410 ADSs are directly owned by Hybrid Fund DGP and 249,161 ADSs are directly owned by DCM VI. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,793,391
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 14 of 22

1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
4,793,391 Ordinary Shares, represented by 1,829,354 Ordinary Shares and 14,820,184 ADSs, of which 981,361 Ordinary Shares and 2,952,470 ADSs are directly owned by DCM V, 5,253 Ordinary Shares and 97,530 ADSs are directly owned by Aff V, 622,013 ADSs are directly owned by GP V, 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund, 564,410 ADSs are directly owned by Hybrid Fund DGP and 249,161 ADSs are directly owned by DCM VI. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
4,793,391 Ordinary Shares, represented by 1,829,354 Ordinary Shares and 14,820,184 ADSs, of which 981,361 Ordinary Shares and 2,952,470 ADSs are directly owned by DCM V, 5,253 Ordinary Shares and 97,530 ADSs are directly owned by Aff V, 622,013 ADSs are directly owned by GP V, 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund, 564,410 ADSs are directly owned by Hybrid Fund DGP and 249,161 ADSs are directly owned by DCM VI. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,793,391
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 15 of 22

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 49 Ordinary Shares, represented by 247 ADSs.
6	SHARED VOTING POWER
3,072,374 Ordinary Shares, represented by 842,740 Ordinary Shares and 11,148,171 ADSs, of which 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund, 564,410 ADSs are directly owned by Hybrid Fund DGP and 249,161 ADSs are directly owned by DCM VI. Krikorian is a director of each of UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 49 Ordinary Shares, represented by 247 ADSs.
8	SHARED DISPOSITIVE POWER
3,072,374 Ordinary Shares, represented by 842,740 Ordinary Shares and 11,148,171 ADSs, of which 842,740 Ordinary Shares and 10,334,600 ADSs are directly owned by Hybrid Fund, 564,410 ADSs are directly owned by Hybrid Fund DGP and 249,161 ADSs are directly owned by DCM VI. Krikorian is a director of each UGP VI, the general partner of GP VI, which is the general partner of DCM VI, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,072,423
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 92763W103	13D	Page 16 of 22

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 5 supplements and amends the Schedule 13D that was originally filed on March 28, 2012, as amended March 14, 2013, August 19, 2013, November 18, 2013 and June 5, 2014 (as amended, the “Original Schedule 13D”), and is being filed by the Reporting Persons with respect to the Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), each representing five American Depositary Shares (the “ADSs”), of Vipshop Holdings Limited, a Cayman Islands limited company (the “Company”), to report the distribution of an aggregate 5,000,000 ADSs to the various partners of certain of the Reporting Persons. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D.

On September 15, 2014, the Company’s shareholders voted in favor of the proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and redesignated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes on all matters that are subject to shareholder vote. As a result, all of the Company’s shares held by the Reporting Persons were reclassified into Class A ordinary shares.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended to add the following statements:

On September 15, 2014, the Company’s shareholders voted in favor of the proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and redesignated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes on all matters that are subject to shareholder vote. As a result, all of the Company’s shares held by the Reporting Persons were reclassified into Class A ordinary shares. As a result, all of the Company’s ADSs held by the Reporting Persons were adjusted to give effect to this new ratio.

Effective as of the close of business on October 31, 2014, each ADS holder received nine (9) additional ADSs for each ADS held on that date with the resulting ratio change having the same effect as a 10-for-1 ADS split.

On November 3, 2014, the Company changed its ADS to Class A ordinary share ratio from one (1) ADS representing two (2) Ordinary Shares to five (5) ADSs representing one (1) Class A ordinary share. As a result, all of the Company’s ADSs held by the Reporting Persons were adjusted to give effect to this new ratio.

On December 9, 2014, those Reporting Persons DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. distributed an aggregate 5,000,000 ADSs of the Company in a pro rata in-kind distribution to their respective partners (the “Fourth Distribution”). On December 9, 2014, the closing price of the ADSs on the New York Stock Exchange was $21.56.

On December 9, 2014, in connection with the Fourth Distribution, the Reporting Person DCM Investment Management V, L.P. received 621,405 ADSs of the Company for no consideration as a partner of DCM V, L.P. and 608 ADSs of the Company for no consideration as a partner of DCM Affiliates Fund V, L.P.

On December 9, 2014, in connection with the Fourth Distribution, the Reporting Person DCM Hybrid RMB Fund Investment Management, L.P. received 564,410 ADSs of the Company for no consideration as a partner of DCM Hybrid RMB Fund, L.P.

On December 9, 2014, in connection with the Fourth Distribution, the Reporting Person Jason Krikorian received 247 ADSs of the Company for no consideration as a partner of DCM Affiliates Fund V, L.P.

On December 9, 2014, in connection with the Fourth Distribution, the Reporting Person DCM VI, L.P. received 249,161 ADSs of the Company for no consideration as a partner of DCM Hybrid RMB Fund, L.P.

CUSIP NO. 92763W103	13D	Page 17 of 22

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. References to percentages of ownership of Ordinary Shares in this Schedule 13D/A are based upon 98,753,831 Class A ordinary shares outstanding and 16,510,358 Class B ordinary shares outstanding as of November 30, 2014 as provided to the Reporting Persons by the Company.

(c) There were no transactions by the Reporting Persons of the Company’s Ordinary Shares or ADSs during the past 60 days other than as described below.

On August 19, 2013, in connection with a pro rata in-kind distribution by DCM Hybrid RMB Fund, L.P. to its partners DCM VI, L.P. received 45,846 ADSs of the Company represented by 91,692 Ordinary Shares for no consideration as a limited partner of DCM Hybrid RMB Fund, L.P. On August 19, 2013, the closing price of the ADSs on the New York Stock Exchange was $43.21. On August 23, 2013, in connection with such distribution DCM VI, L.P disposed of 45,846 ADSs of the Company represented by 91,692 Ordinary Shares in open market sales for US$40.92 per ADS or US$1,875,779.92 in the aggregate.

On August 19, 2013, in connection with a pro rata in-kind distribution by DCM Hybrid RMB Fund, L.P. to its partners DCM Hybrid RMB Fund Investment Management, L.P. received 4,600 ADSs of the Company represented by 9,200 Ordinary Shares for no consideration as the general partner of DCM Hybrid RMB Fund, L.P. On August 23, 2013, DCM Hybrid RMB Fund Investment Management, L.P. disposed of 4,600 ADSs of the Company represented by 9,200 Ordinary Shares in open market sales for US$40.92 per ADS or US$188,208.08 in the aggregate.

On August 19, 2013, in connection with a pro rata in-kind distribution by DCM V, L.P. to its partners DCM Investment Management V, L.P. received 15,804 ADSs of the Company represented by 31,608 Ordinary Shares for no consideration as a partner of DCM V, L.P. On August 23, 2013, the Reporting Person DCM Investment Management V, L.P. disposed of 15,804 ADSs of the Company represented by 31,608 Ordinary Shares in open market sales for US$40.92 per ADS or US$646,617.50 in the aggregate.

On November 18, 2013, those Reporting Persons DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. distributed an aggregate 4,000,000 Ordinary Shares of the Company represented by 2,000,000 ADSs in a pro rata in-kind distribution to their respective partners (the “Second Distribution”). On November 18, 2013, the closing price of the ADSs on the New York Stock Exchange was $86.45.

On November 18, 2013, in connection with the Second Distribution the Reporting Person DCM Investment Management V, L.P. received 15,804 ADSs of the Company represented by 31,608 Ordinary Shares for no consideration as a partner of DCM V, L.P. On November 26, 2013, the Reporting Person DCM Investment Management V, L.P. disposed of 15,804 ADSs of the Company represented by 31,608 Ordinary Shares in open market sales for US$79.01 per ADS or US$1,248,693.00 in the aggregate.

On November 18, 2013, in connection with the Second Distribution the Reporting Person DCM Hybrid RMB Fund Investment Management, L.P. received 4,600 ADSs of the Company represented by 9,200 Ordinary Shares for no consideration. On November 26, 2013, the Reporting Person DCM Hybrid RMB Fund Investment Management, L.P. disposed of 4,600 ADSs of the Company represented by 9,200 Ordinary Shares in open market sales for US$79.01 per ADS or US$363,451.52 in the aggregate.

On November 18, 2013, in connection with the Second Distribution the Reporting Person DCM VI, L.P. received 45,846 ADSs of the Company represented by 91,692 Ordinary Shares for no consideration as a limited partner of DCM Hybrid RMB Fund, L.P. On November 26, 2013, in connection with such distribution the Reporting Person DCM VI, L.P disposed of 45,846 ADSs of the Company represented by 91,692 Ordinary Shares in open market sales for US$79.01 per ADS or US$3,622,347.48 in the aggregate.

CUSIP NO. 92763W103	13D	Page 18 of 22

On June 5, 2014, those Reporting Persons DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. distributed an aggregate 1,000,000 ADSs represented by 2,000,000 Ordinary Shares of the Company in a pro rata in-kind distribution to their respective partners (the “Third Distribution”). On June 5, 2014, the closing price of the ADSs on the New York Stock Exchange was $175.99.

On June 5, 2014, in connection with the Third Distribution, the Reporting Person DCM Investment Management V, L.P. received 5,126 ADSs of the Company represented by 10,252 Ordinary Shares for no consideration as a partner of DCM V, L.P. On June 10, 2014, the Reporting Person DCM Investment Management V, L.P. disposed of 5,126 ADSs of the Company represented by 10,252 Ordinary Shares in open market sales for US$181.519 weighted average price per ADS or US$930,466.39 in the aggregate. 1,072 ADSs were sold in multiple transactions at prices ranging from $180.00 to $180.99, inclusive; 2,899 ADSs were sold in multiple transactions at prices ranging from $181.00 to $181.99, inclusive; and 1,155 ADSs were sold in multiple transactions at prices ranging from $182.00 to $182.99, inclusive. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of ADSs sold at each separate price within the ranges set forth in this Original Schedule 13D.

On June 5, 2014, in connection with the Third Distribution, the Reporting Person DCM Hybrid RMB Fund Investment Management, L.P. received 42,188 ADSs of the Company represented by 84,376 Ordinary Shares for no consideration. On June 10, 2014, the Reporting Person DCM Hybrid RMB Fund Investment Management, L.P. disposed of 42,188 ADSs of the Company represented by 84,376 Ordinary Shares in open market sales for US$181.519 weighted average price per ADS or US$7,657,923.57 in the aggregate. 8,820 ADSs were sold in multiple transactions at prices ranging from $180.00 to $180.99, inclusive; 23,863 ADSs were sold in multiple transactions at prices ranging from $181.00 to $181.99, inclusive; and 9,505 ADSs were sold in multiple transactions at prices ranging from $182.00 to $182.99, inclusive. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of ADSs sold at each separate price within the ranges set forth in this Original Schedule 13D.

On June 5, 2014, in connection with the Third Distribution, the Reporting Person DCM VI, L.P. received 49,711 ADSs of the Company represented by 99,422 Ordinary Shares for no consideration as a limited partner of DCM Hybrid RMB Fund, L.P. On June 10, 2014, in connection with such distribution the Reporting Person DCM VI, L.P disposed of 49,711 ADSs of the Company represented by 99,422 Ordinary Shares in open market sales for US$181.519 weighted average price per ADS or US$9,023,491.01 in the aggregate. 10,393 ADSs were sold in multiple transactions at prices ranging from $180.00 to $180.99, inclusive; 28,118 ADSs were sold in multiple transactions at prices ranging from $181.00 to $181.99, inclusive; and 11,200 ADSs were sold in multiple transactions at prices ranging from $182.00 to $182.99, inclusive. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of ADSs sold at each separate price within the ranges set forth in this Original Schedule 13D.

On September 15, 2014, the Company’s shareholders voted in favor of the proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and redesignated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes on all matters that are subject to shareholder vote. As a result, all of the Company’s shares held by the Reporting Persons were reclassified into Class A ordinary shares. As a result, all of the Company’s ADSs held by the Reporting Persons were adjusted to give effect to this new ratio.

Effective as of the close of business on October 31, 2014, each ADS holder received nine (9) additional ADSs for each ADS held on that date with the resulting ratio change having the same effect as a 10-for-1 ADS split.

On November 3, 2014, the Company changed its ADS to Class A ordinary share ratio from one (1) ADS representing two (2) Ordinary Shares to five (5) ADSs representing one (1) Class A ordinary share. As a result, all of the Company’s ADSs held by the Reporting Persons were adjusted to give effect to this new ratio.

CUSIP NO. 92763W103	13D	Page 19 of 22

On December 9, 2014, those Reporting Persons DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. distributed an aggregate 5,000,000 ADSs of the Company in a pro rata in-kind distribution to their respective partners (the “Fourth Distribution”). On December 9, 2014, the closing price of the ADSs on the New York Stock Exchange was $21.56.

On December 9, 2014, in connection with the Fourth Distribution, the Reporting Person DCM Investment Management V, L.P. received 621,405 ADSs of the Company for no consideration as a partner of DCM V, L.P. and 608 ADSs of the Company for no consideration as a partner of DCM Affiliates Fund V, L.P.

On December 9, 2014, in connection with the Fourth Distribution, the Reporting Person DCM Hybrid RMB Fund Investment Management, L.P. received 564,410 ADSs of the Company for no consideration as a partner of DCM Hybrid RMB Fund, L.P.

On December 9, 2014, in connection with the Fourth Distribution, the Reporting Person Jason Krikorian received 247 ADSs of the Company for no consideration as a partner of DCM Affiliates Fund V, L.P.

On December 9, 2014, in connection with the Fourth Distribution, the Reporting Person DCM VI, L.P. received 249,161 ADSs of the Company for no consideration as a partner of DCM Hybrid RMB Fund, L.P.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended to add the following statements:

In connection with the Company’s adoption of a dual-class share structure, pursuant to which the Company’s authorized share capital was reclassified and redesignated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes on all matters that are subject to shareholder vote, the Reporting Persons, together with other existing shareholders and the Company entered into the Second Amended and Restated Memorandum of Association of the Company, dated as of September 15, 2014, among the Company, its Ordinary Shareholders and Other Parties thereto (incorporated by reference to Exhibit 99.2 of the Company’s 6-K filed with the Securities and Exchange Commission on September 16, 2014). This summary description does not purport to be complete, and is qualified in its entirety by the Second Amended and Restated Memorandum of Association of the Company attached as Exhibit 99.2 of the Company’s 6-K filed with the Securities and Exchange Commission on September 16, 2014 and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

EXHIBIT A	Agreement of Joint Filing
EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit F of Exhibit 1.1 of the Company’s F-1).
EXHIBIT 4.4	Amended and Restated Shareholders’ Agreement, dated April 11, 2011, among the Company, its Ordinary Shareholders and Preferred Shareholders and Other Parties thereto (incorporated by reference to Exhibit 4.4 of the Company’s F-1).
EXHIBIT 4.5	Share Subscription Agreement, dated April 11, 2011, among the Company, its Ordinary Shareholders and the Series B Preferred Shareholders and Other Parties thereto (incorporated by reference to Exhibit 4.5 of the Company’s F-1).
EXHIBIT 10.10	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.10 of the Company’s F-1).
EXHIBIT 99.2	Second Amended and Restated Memorandum of Association of the Company, dated as of September 15, 2014, among the Company, its Ordinary Shareholders and Other Parties thereto (incorporated by reference to Exhibit 99.2 of the Company’s 6-K filed with the Securities and Exchange Commission on September 16, 2014).

CUSIP NO. 92763W103	13D	Page 20 of 22

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2014

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi
      André Levi
      Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi
      André Levi
      Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi
      André Levi
      Assistant Secretary

DCM INTERNATIONAL V, LTD.

By: /s/ André Levi
      André Levi
      Assistant Secretary

CUSIP NO. 92763W103	13D	Page 21 of 22

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi
      André Levi
      Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi
      André Levi
      Assistant Secretary

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By: /s/ André Levi
      André Levi
      Assistant Secretary

DCM VI, L.P.

By: DCM INVESTMENT MANAGEMENT VI, L.P.

Its General Partner

By: DCM INTERNATIONAL VI, LTD.

Its General Partner

By: /s/ André Levi
      André Levi
      Assistant Secretary

DCM INVESTMENT MANAGEMENT VI, L.P.

By: DCM INTERNATIONAL VI, LTD.

Its General Partner

By: /s/ André Levi
      André Levi
      Assistant Secretary

CUSIP NO. 92763W103	13D	Page 22 of 22

DCM INTERNATIONAL VI, LTD.

By: /s/ André Levi
      André Levi
      Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN